UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ALERISLIFE INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33832D205

(CUSIP Number)

Adam D. Portnoy

ABP Acquisition LLC

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 928-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D205		13D/A

1.	Name of Reporting Persons ABP Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,430,219

	8.	Shared Voting Power 33,430,219

	9.	Sole Dispositive Power 33,430,219

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,430,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 100%

14.	Type of Reporting Person (See Instructions) OO

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1.	Name of Reporting Persons ABP Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,430,219

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,430,219

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,430,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 100%

14.	Type of Reporting Person (See Instructions) OO

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1.	Name of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,430,219

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,430,219

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,430,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 100%

14.	Type of Reporting Person (See Instructions) IN

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This Amendment No. 4 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 8, 2019, Amendment No. 2 filed with the SEC on January 2, 2020 and Amendment No. 3 filed with the SEC on February 3, 2023 (as amended, the “Schedule 13D”), is being filed by ABP Acquisition LLC, a Maryland limited liability company (“ABP LLC”), ABP Trust, a Maryland statutory trust (“ABP Trust”), and Adam D. Portnoy, a United States citizen (each of ABP LLC, ABP Trust and Adam D. Portnoy, a “Reporting Person” and, collectively, the “Reporting Persons”), to report, among other things, that (i) the number of Common Shares tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Agreement and Plan of Merger (the “Merger Agreement”)) and (ii) ABP LLC and Purchaser completed the acquisition of the Issuer on March 20, 2023 by consummating the Merger pursuant to the Merger Agreement without a vote of the Issuer’s stockholders in accordance with Section 3-106.1 of the Maryland General Corporation Law. Capitalized terms used but not defined in this Schedule 13D/A shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.         Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule 13D/A relates is the Common Shares of the Issuer. The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458.

Item 2.         Identity and Background.

The information contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.         Source and Amount of Funds or Other Consideration.

The information contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

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On February 17, 2023, Purchaser commenced the Offer to purchase all of the issued and outstanding Common Shares (other than Common Shares held by ABP LLC or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) at the Offer Price.

The Offer expired at one minute after 11:59 p.m. Eastern Time, on March 17, 2023. Equiniti Trust Company, the depository for the Offer (the “Depository”), advised Purchaser that, as of the expiration of the Offer, a total of 22,375,687 Common Shares were tendered and not validly withdrawn pursuant to the Offer, representing approximately 66.9% of the Common Shares outstanding as of the expiration of the Offer. In addition, the Depository advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 368,756 additional Common Shares, representing approximately 1.1% of the Common Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Common Shares tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition of the Offer, and all other conditions to the Offer were satisfied or waived (to the extent waivable). Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Common Shares tendered and not validly withdrawn pursuant to Offer.

Pursuant to the Merger Agreement, ABP LLC and Purchaser completed the acquisition of the Issuer on March 20, 2023 by consummating the merger of Purchaser with and into the Issuer (the “Merger”) without a vote of the Issuer’s shareholders in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”). At the effective time of the Merger, (i) each issued and outstanding Common Share (other than Common Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) was converted into the right to receive $1.31 in cash, without any interest thereon and subject to any withholding of taxes and (ii) each issued and outstanding Common Share held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser was cancelled and retired and ceased to exist, and no consideration was delivered in exchange therefor.

Following consummation of the Merger, the Reporting Persons anticipate that the Common Shares will be delisted and will cease to trade on the Nasdaq Stock Market. The Reporting Persons intend to take steps to cause the termination of the registration of the Common Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and suspend all of the Issuer’s reporting obligations under the Exchange Act as promptly as practicable.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the ownership of the Common Shares by the Reporting Persons filing this Schedule 13D is provided as of March 20, 2023:

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
ABP LLC	33,430,219	33,430,219	33,430,219	33,430,219	33,430,219	33,430,219	100%
ABP Trust	—	—	33,430,219	—	33,430,219	33,430,219	100%
Adam D. Portnoy (1)	—	—	33,430,219	—	33,430,219	33,430,219	100%

(1) ABP Trust is a wholly owned subsidiary of ABP Trust. Adam D. Portnoy, as president, sole trustee and beneficial owner of ABP Trust, may be deemed to be a beneficial owner of Common Shares owned by ABP LLC, but Adam D. Portnoy disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

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(c)      The description of the Offer and the Merger set forth in Item 4 is hereby incorporated by reference.

(d)      Not applicable.

(e)      Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 7.         Material to be Filed as Exhibits.

The information contained in “Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2023
(Date)

ABP Acquisition LLC

By:	/s/ Adam D. Portnoy
Adam D. Portnoy, President

ABP Trust

By:	/s/ Adam D. Portnoy
Adam D. Portnoy, President

/s/ Adam D. Portnoy
Adam D. Portnoy

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